UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Eric R. Smith

Venable LLP

750 East Pratt Street, Suite 900, Baltimore, MD 21202 (410)244-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107	13D	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Robert B. Barnhill, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,495,637
	8	SHARED VOTING POWER 124,750
	9	SOLE DISPOSITIVE POWER 1,495,637
	10	SHARED DISPOSITIVE POWER 124,750
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,387
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14		TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 10 amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 filed on February 18, 2009, Amendment No. 2 filed on February 24, 2012, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on March 20, 2020, Amendment No. 5 filed on July 22, 2020, Amendment No. 6 filed on August 3, 2020, Amendment No. 7 filed on September 25, 2020, Amendment No. 8 filed on October 20, 2020 and Amendment No. 9 filed on October 30, 2020 (as amended, the “Schedule 13D”) by Mr. Robert B. Barnhill, Jr. (the “Reporting Person”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The Reporting Person is soliciting shareholders’ consents (the “Consent Solicitation”) to (i) reconstitute the Issuer’s Board of Directors (the “Board”) by removing John D. Beletic, Jay G. Baitler, Paul J. Gaffney, Dennis J. Shaughnessy, and Morton F. Zifferer, Jr. (collectively, the “Subject Directors”) and replacing them with four highly qualified, independent director candidates — J. Timothy Bryan, John Diercksen, Emily Kellum (Kelly) Boss and Kathleen McLean (the “Independent Candidates”) and (ii) amend the Issuer’s Sixth Amended and Restated By-Laws (the “Bylaws”) to (a) repeal any provision adopted after August 7, 2020 without the approval of shareholders and (b) reduce the percentage of shareholders required to call a special meeting to 25% of the aggregate number of votes held by the shares of stock of all classes then outstanding and entitled to vote at a special meeting (which was the standard prior to the Subject Directors and other compliant Board members further entrenching themselves by recently amending the Bylaws without shareholder approval to increase the threshold to 50%).

On November 6, 2020, the Reporting Person, through counsel, sent a letter to the Issuer’s counsel, regarding the Reporting Person’s ongoing good faith efforts to reach an amicable and constructive resolution to the Consent Solicitation (the “Letter”). The Letter noted that the Issuer’s response, dated November 3, 2020 (the “Issuer Response”), to Reporting Person’s October 14th offer does not fully appreciate what’s at stake. As the Reporting person suggested in his October 30th letter to the Board of Directors of the Issuer (the “Board”), the Consent Solicitation has never been about retaining the Reporting Person’s Board seat. Rather, its purpose has always been to provide meaningful Board refreshment with independent perspectives that follows through on shareholders’ clear mandate from the Issuer’s 2020 annual meeting of shareholders. The Reporting Person does not intend to stand for re-election next year after the Independent Candidates join the Board.

The Letter sets forth the following with respect to the Reporting Person’s concerns with the Issuer Response:

•	Issuer Offer of the Replacement of Only One Incumbent Director: The resignation of only one director, with no commitment that it be a director who received substantial withhold votes at the annual meeting, and replacing that director with only one of the Independent Candidates leaves at least 3, if not all 4, of the directors who received nearly a 50% withhold vote on the Board and only adds one new director. While the Independent Candidate is a start, one new voice is simply not sufficient to address the needed Board refreshment.

•	Treatment of Independent Candidate: The Issuer Response improperly attributes to the Independent Candidate an affiliation with Mr. Barnhill, as is evidenced by requiring the Independent Candidate who would join the Board to sign the irrevocable resignation and having the unusual requirement to contractually agree to a purported conflict of interest protection. Each candidate proposed is independent of the Reporting Person and any such candidates added to the Board should not be treated differently than other members of the Board. These types of proposals indicate that the Board views the Independent Candidate as a second class, and somehow conflicted, director. This mentality is directly contrary to the goal of a board having the benefit of a fresh perspective.

•	Shareholder Right to Call a Special Meeting: The proposed “reduction” of the threshold for shareholders to call a special meeting to 35% is still 10% higher than the threshold before the Board increased it in response to the annual meeting results. Again, this is no compromise by the Board and seeks to perpetuate current Board entrenchment.

Nonetheless, the Reporting Person noted to the Issuer that he continues to be open to a constructive resolution that contemplates substantial changes to the Board’s composition, as laid out below:

•	Meaningful Change in Board Composition and Governance:

o	Four out of the five directors that received the fewest “FOR” votes step down, determined by the incumbent Board;

o	Four Independent Candidates join the Board;

o	Two directors added from unaffiliated shareholders that own 5% or more;

o	New Board chair selected by the reconstituted Board; and

o	Diversity and governance enhancements from previous offers.

•	Revert Threshold for Percentage of Shareholders Required to Call a Special Meeting to 25%

•	Customary Standstill and Voting Commitments: If the Issuer is prepared to accept this magnitude of change in its Board, the Reporting Person would be willing to commit to customary standstill and voting commitments through the 2022 annual meeting of shareholders.

The Letter also notes the following concerns with the Issuer’s conduct:

•	Issuer’s Refusal to Timely Disclose Transaction Documents for Retail Sale Transaction: The Letter notes that the Board has declined to publicly disclose the transaction documents for the disposition of the Issuer’s retail business through the sale to Voice Comm, LLC, as the Reporting Person requested last week. Shareholders deserve timely and complete disclosure about the transaction, particularly because the Board entered it before the conclusion of the Consent Solicitation. The Letter notes that the Issuer filed a public letter from one of its Board members stating that the transaction “is another successful milestone”; however, the Issuer’s continued refusal to disclose the transaction documents deprives shareholders of the ability decide for themselves whether the transaction is beneficial to the company. If the Board continues to refuse to make these documents public, the Reporting Person will have no choice but to make a books and records demand. The Reporting Person hopes that the Board does not create yet additional costly and time-consuming barriers for shareholders to access this basic information.

•	Proxy-Put Contained in New Credit Agreement: The Letter notes that on November 4th, the Issuer disclosed that it has entered into a new credit agreement (the “New Credit Agreement” ) that contains a change of control provision that would be triggered by the successful consummation of the Consent Solicitation (i.e., a proxy-put), unless the Independent Candidates are approved by the current Board (such approved Independent Candidate, a “Continuing Director”). This proxy-put is almost identical to that in the Issuer’s prior credit agreement (the “Prior Credit Agreement”). Consistent with the Board’s fiduciary duties under Delaware law and disclosure obligations under the Exchange Act of 1934, as amended, the Issuer disclosed in its consent revocation statement that the Board had “approved the [Independent Candidates] for the limited purpose of constituting ‘Continuing Directors’ under the [Prior] Credit Agreement.” The Reporting Person finds it problematic that in the midst of a contest contemplating a potential change to the majority of the Board the Issuer agreed to a similar proxy-put in the New Credit Agreement without specifically excluding the Consent Solicitation and expect that the Board will publicly confirm that it has approved the Independent Candidates as Continuing Directors under the New Credit Agreement. The Reporting Person finds proxy-puts highly questionable and defensive corporate governance tactics at best, but in these circumstances indefensible.

The Letter notes that the Reporting Person looks forward to continuing to progress toward developing an amenable settlement framework.

The Reporting Person intends to continue to engage in discussions with the Issuer’s Board and management, the Issuer’s other shareholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy, capitalization and/or Board composition. These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including strategic transactions potentially impacting ownership and control of the Issuer.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  November 6, 2020

/s/ Robert B. Barnhill, Jr.